PLX TECHNOLOGY, NETCHIP CORP. SIGN MERGER AGREEMENT
Combined Company Expected To Provide Broad Range of USB, PCI, PCI-X, PCI Express, HyperTransport Interconnect Chips

SUNNYVALE, Calif. – March 8, 2004 -- PLX Technology (NASDAQ: PLXT) today announced a definitive agreement to acquire NetChip Technology, Inc. (Mountain View, Calif.), a privately held, fabless semiconductor supplier. NetChip is a leading supplier of chips based on Universal Serial Bus 2.0 (USB 2.0), a high-speed, mixed-signal interconnect standard, as well as the Peripheral Component Interconnect (PCI) standard. NetChip's products are used in a range of business and consumer applications, including printers, wireless LAN adapters, personal video recorders, and digital camcorders. In the year ending Dec 31, 2003, NetChip had unaudited revenues in excess of $9M, including more than $5M in the fourth quarter, with operating profit greater than $700K and gross profit margins in the 35 percent to 40 percent range.

Under the terms of the agreement, PLX will issue common stock and options to purchase common stock with an aggregate value of approximately $20 million, valued at approximately $9.78 per share, which is subject to adjustment at the closing in exchange for all outstanding securities of NetChip and options to purchase securities of NetChip. Additional consideration of common stock of PLX with a maximum aggregate value of approximately $10 million may be paid out under certain provisions approximately one year following the close of the transaction.

Combining PLX and NetChip creates a company that provides a wide selection of advanced interconnect chips and design support for PCI and USB, which are two of the leading high-speed standards for PCs, servers, consumer electronics, communications, storage, and embedded-control equipment. Furthermore, NetChip's PCI Express™ technology solutions currently in development can expand PLX's PCI Express product offering to address a broader market.

USB 2.0 a major high-speed interconnect standard for connecting PCs and mobile computers to new generations of external peripherals including printers, media gateways, external storage devices and other high-speed peripherals. Because of its performance, ubiquity and ease of use, USB 2.0 is also used as a high-speed interconnect for consumer electronics devices, such as digital cameras, digital audio players, set top boxes, multimedia devices, and as a sideband interconnect for communications and embedded-control applications. PCI is a system architecture widely used in PCs, servers, communications, storage, and embedded-control applications. PCI Express technology is a next-generation interconnect which will provide a performance upgrade for many USB and PCI applications.

NetChip currently produces a family of USB-to-PCI bridges, USB-to-general-interface bridges and has PCI Express bridges in development. NetChip is a leading supplier of chips supporting USB 2.0, the high-speed version of the standard. NetChip's USB 2.0 bridges are among the highest-performing and lowest-power USB 2.0 solutions, and are used in a variety of high-performance peripherals including wireless LAN adapters, printers and personal video recorders. NetChip sells to more than 100 customers worldwide, including Fuji-Xerox, Globespan Virata, Hitachi, Samsung and Xerox.

NetChip has approximately 20 employees, most of whom work in Mountain View, less than three miles from PLX. NetChip's founder and president, Wei-Ti Liu, was also a founder of PLX and several of NetChip's key engineering and marketing people worked for PLX in the past. PLX will offer employment to all NetChip employees. NetChip's Mountain View employees are expected to move to PLX's Sunnyvale facility. It is anticipated that, at the time of the closing, Mr. Liu will transition from president of NetChip to member of the board of directors of PLX.

PLX currently provides PCI, PCI-X and HyperTransport interconnect chips, and is playing a leadership role in enabling the adoption of PCI Express technology. PLX's and NetChip's products in production and development are complementary and non-overlapping, and many customers need both types of products in many of their systems. These customers will be able to purchase a more complete set of interconnect chips and obtain design support from one familiar source.

PLX believes that the merger may improve the growth prospects the combined company. In addition to a leading product line offering high-performance and low-power products to the USB 2.0 market, NetChip provides PLX access to new customers and market segments. Furthermore, PLX will gain NetChip's proven development and marketing team that can expand the technical capability and market reach of the combined company. NetChip will gain access to PLX's broad marketing, sales, distribution, and technical support channel. The combined company can also develop and sell products based on the new PCI Express standard and PLX's leadership in this standard can enhance the success of NetChip's products.

"NetChip's USB leadership provides a new growth dimension for PLX," said Mike Salameh, president of PLX.   "The high-speed version of the standard, USB 2.0 is in a fast-growth mode and NetChip was one of the first suppliers of USB 2.0 silicon. The majority of NetChip's business is USB 2.0 chips used in wireless and printer applications, and the company is winning designs in exciting new applications such as digital video recorders and portable media players. In addition to gaining new markets and customers, we believe PLX can build on NetChip's success by selling their USB products to our communications and embedded control customers."

"NetChip has already established leadership in the USB 2.0 market and we believe combining with PLX can accelerate design wins and revenue growth," said Liu.   "The merger may also bring operational synergies. Most of NetChip's investment has been in engineering and now we can take advantage of PLX's marketing, sales, operations, finance, and engineering infrastructure."

PLX expects to close the transaction in the second quarter subject to obtaining the necessary vote of PLX shareholders and other customary closing conditions. D. James Guzy, PLX Chairman, is also a director and approximately 2 percent shareholder of NetChip.   Timothy Draper, a director of PLX, owns approximately 11 percent of NetChip.   A committee of the remaining PLX board members (none of whom have a personal interest in the transaction) approved the financial terms and definitive merger agreement.

Exclusive of acquisition-related charges, PLX expects the acquisition to be accretive to PLX earnings.

Conference Call

A conference call has been scheduled for 6:00 A.M. PST, March 9, to discuss the merger. To listen to the call go to the PLX investor site at http://www.plxtech.com/investors/.   To participate in the call you may dial 1.800.915.4836.

About PLX Technology

PLX Technology, Inc. (www.plxtech.com), based in Sunnyvale, Calif., USA, is the leading supplier of standard I/O interconnect silicon to the communications, server, storage and embedded-control industries. The PLX solution provides a competitive edge to our customers through an integrated combination of high-performance silicon, hardware and software design tools, and partnerships.   These innovative solutions enable our customers to develop equipment with industry-leading performance, scalability and reliability. Furthermore, the combination of PLX product features and supporting infrastructure allow customers to bring their designs to market faster. PLX PCI, PCI-X and HyperTransport devices are designed into a wide variety of applications across multiple industries.

About NetChip Technology, Inc.

NetChip Technology, Inc. is a leading supplier of high-performance semiconductors and subsystems based on USB, PCI, and other leading edge, emerging technologies. NetChip was the first to demonstrate and certify a Hi-Speed USB 2.0 device controller, the first to introduce a PCI to USB 2.0 device bridge, and the first to achieve 40MB/sec sustained USB transfers. You can find NetChip's products in many popular printers, wireless adapters, portable media players, personal video recorders, and digital camcorders. NetChip Technology is headquartered at 335 Pioneer Way, Mountain View, CA 94041, 650-526-1490, www.netchip.com

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release includes statements that qualify as forward-looking statements under the Private Securities Litigation Reform Act of 1995. These statements include statements regarding areas of potential synergy between PLX and NetChip, that the merger will improve the growth prospects of PLX and NetChip and lead to new markets and customers, the access to be gained by each company to the other's resources, the combined company's ability to develop and sell products, the trends in NetChip's USB product sales, the acceleration of design wins and revenue growth as a result of the merger, the anticipated date of closing of the merger, and that the acquisition will be accretive to PLX. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially included risks and uncertainties such as reduced demand for PLX's and NetChip's products due to adverse economic conditions in general or specifically affecting PLX's and NetChip's markets, unexpected difficulties in integrating PLX and NetChip, and diversion of management time and attention to such difficulties, unexpected liabilities and expenses assumed by PLX as a result of the merger, changes in the trends of NetChip's products sales, unforeseen difficulties in closing the transaction and the potential loss of key employees of NetChip. You are also referred to the documents filed by PLX with the SEC from time to time, including but not limited to the annual report on Form 10-K for the year ended December 31, 2003, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are made as of today, and the company assumes no obligation to update such statements.

PLX and the PLX logo are trademarks of PLX Technology, Inc., which may be registered in some jurisdictions. All other product names that appear in this material are for identification purposes only and are acknowledged to be trademarks or registered trademarks of their respective companies.

Editorial contact:	Company contact:
Jerry Steach	**Rafael Torres, CFO**
CommonGround Communications (for PLX)	**PLX Technology, Inc.**
Tel: 415.567.0899	**Tel: 408.774.9060**
jsteach@plxtech.com	**rtorres@plxtech.com**